Exhibit 99.1

[LOGO]	Bank of Bermuda

Third Quarter Report
30 September 2002

Expertise

Stability

Teamwork

Focus

To Our Shareholders

While the economic backdrop remains very challenging, we closed the third quarter of 2002 with a strengthened foundation for long-term success. We continued to build our client base and reflected this growth in healthy fee revenue streams, despite the impact of weak equity markets. We remain confident in our business positioning and are adding to our sales teams in key target markets.

An unusual combination of market factors in the quarter led to a poor performance by our outsourced securities portfolio. The much reduced return on this portfolio, together with ongoing lower net interest income due to the current low interest rate environment, led to a decline in net income compared with a year ago.

Key earnings data for the quarter is as follows:

  Earnings per share of $0.46, compared with $0.76 a year ago. (US GAAP, diluted EPS)

  Non-interest income of $66.6 million, up 6%.

  Global Fund Services fees up 10% to $32.2 million.

  Total core operating revenues of $102.4 million, $110.2 million last year.

  Total core operating expenses up 4% to $84 million.

The decline in core operating revenues from $110.2 million to $102.4 million was largely the result of reduced earnings on our outsourced securities portfolio. Net interest earnings also continued to reflect the impact of the very low interest rate environment on margins earned on the reinvestment of low and non-interest bearing deposits. Our fee-based businesses showed growth with non-interest income up 6% to $66.6 million, which represented 65% of total core operating revenues.

Global Fund Services fees were $32.2 million, $2.9 million higher than a year ago. Nearly 60% of the increase was generated in the Far East, driven largely by the Mandatory Provident Fund business in Hong Kong. While we have a strong traditional fund business in the Far East, our strategic focus is on serving independent fund managers with skills-based strategies, such as those with alternative fund products. Our business growth in Europe and the Americas reflects our success at winning new clients in this segment. In Europe, Global Fund Services fees were up 1l%, driven by growth in alternative fund business and North America also reported higher revenue. To support our growth in these markets, we have added to our sales teams in Europe and New York and are well progressed with the introduction of new technology that we believe will give us a competitive advantage in the range and depth of instruments that can be automated.

Private Trust fees of $7.5 million were $0.3 million higher as slight increases in various fee-based services offset the impact of weakness in client asset values. Our Private Clients strategy is to lead with fiduciary skills, where we have earned a strong reputation based on our expertise in cross-border structures. We are continuing to focus our business development activities on markets where we believe we can add value with appropriate fiduciary structures. Investment Services fees were marginally higher at $9.9 million, as increased management fees of $0.4 million were reduced by a $0.3 million fall in equity execution fees due to lower trading volumes. Assets in our proprietary range of mutual funds totalled $6.4 billion, compared with $5.9 billion at 30 September 2001, with the increase driven by growth in the Corporate Money Fund, up $0.7 billion.

Foreign Exchange fees totalled $10.9 million, a 10% increase over the same quarter in 2001. Foreign exchange activity rose as clients adjusted their positions as a result of stock market volatility.

Banking fees were $6.1 million, down $0.6 million from a year ago. Our banking divisions are working to enhance their competitive positioning and improve efficiency through the delivery of online real-time banking services. Community Banking’s product “Easylink Online”, introduced earlier this year, has achieved excellent market penetration in a relatively short period of time. In October, Corporate Banking’s “GlobalConnect” product was launched. In addition, while our two banking divisions each have distinct client bases and are measured independently, we have combined certain management and middle office functions to improve efficiency.

Net interest income was $45.2 million, down 5% from $47.8 million last year. Average interest-earning assets fell nearly 8% to $9.7 billion, mainly due to a reduction in term liabilities.

The net interest margin was 1.85%, compared with 1.80% in the same period last year. This increase relates to interest income on our outsourced securities portfolio, which includes longer duration assets and was increased in size from an average of $517 million for the 2001 third quarter to $1,328 million for the 2002 third quarter. This portfolio generated a gross yield, before the effect of hedging instruments, of 3.91%. Excluding the effect of gross interest on the outsourced portfolio, we experienced ongoing margin compression due to lower returns on the reinvestment of free and low interest-bearing balances in the current low interest rate environment.

At 30 September 2002, our outsourced securities portfolio had a total net asset value of $1.3 billion, and gross interest earned for the third quarter was $13.1 million. Realised and unrealised losses on this portfolio, which is accounted for on a marked-to-market basis, totalled $12.9 million ($1.1 million in the 2001 third quarter). This portfolio is managed by a third party investment manager, in accordance with strict duration and quality guidelines, as this enables us to improve asset diversification by investing in securities for which we do not have in-house expertise. These assets tend to be of longer-duration than our target level, and the overall portfolio duration is therefore reduced using interest rate swaps and futures. Because the portfolio is marked-to-market, movements in fair value are recognised in earnings as they occur. The net investment loss due to hedging back to a shorter duration was $5.2 million for the current quarter. The remaining decline in value was driven by a combination of factors: a widening of spreads due to credit deterioration; a higher rate of mortgage prepayment due to further interest rate declines; and, the effect of yield curve positioning. We have decided to reduce the size of the portfolio to $500 million to improve earnings stability in the current climate and yet still retain the services of a leading investment manager.

Investment and other income, excluding the outsourced securities portfolio, was a loss of $138 thousand compared with income of $396 thousand a year ago. Realised gains on the available for sale portfolio totalled $2 million, compared with $2.5 million last year. In both periods, non-recurring items reduced this gain. In the current quarter, these items were a $2.5 million provision to reduce the book value of our property in Cayman to its estimated realisable value, and a $954 thousand write-down of an equity investment. These items were partly offset by a realised gain of $1.3 million on sale of an overseas office building. These non-recurring items are not included in core operating results.

US GAAP operating expenses were $84 million, 2.2% higher than the year-ago quarter when expenses included $1.3 million relating to start-up costs of a cancelled business venture, which are excluded from core operating performance. On a core operating basis, expenses were up 3.9%, with the impact of increased salaries costs reduced by lower corporate, marketing and other expenses.

Net income for the quarter in accordance with US GAAP, was $14.1 million, compared with $23.9 million in the 2001 third quarter. On a core operating basis, net income was $16.2 million in the current quarter and $27.3 million a year ago.

NASDAQ Financial-100 Index

We are pleased to inform you that as of 4 November 2002, Bank of Bermuda was included in the NASDAQ Financial-100 Index. The Index includes 100 of the largest domestic US and international financial institutions listed on NASDAQ. One of our primary goals in listing on NASDAQ was to gain a heightened profile with the international investment community. Our inclusion in this Index is a step forward, immediately providing us with greater visibility. As at 30 September 2002, a total of 740 financial institutions were listed on NASDAQ.

/s/ Henry B. Smith Henry B. Smith Chief Executive Officer	/s/ Joseph C.H. Johnson J.P. Joseph C.H. Johnson J.P. Chairman, Board of Directors
CONSOLIDATED INCOME SUMMARY

Unaudited
                                                        AS AT AND FOR THE QUARTER ENDED     FOR THE NINE MONTHS ENDED
                                       CHANGE FROM
                                       30 SEPTEMBER  30 SEPTEMBER   30 JUNE  30 SEPTEMBER  30 SEPTEMBER  30 SEPTEMBER
(IN BD$ THOUSANDS(1) EXCEPT PER                2001          2002      2002          2001          2002          2001
SHARE DATA)
---------------------------------------------------------------------------------------------------------------------
Non-Interest Income                            5.9%        66,560    66,825        62,876       197,111       189,430
Net Interest Earnings after Loan Losses        4.2%        46,670    44,228        44,769       134,125       149,396
Investment and Other Income / (Loss)        (529.0%)      (10,862)   (4,998)        2,532       (17,377)        6,559
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TOTAL CORE OPERATING REVENUE                  (7.1%)      102,368   106,055       110,177       313,859       345,385
Core Operating Expenses                        3.9%        84,043    83,910        80,924       247,839       252,150
---------------------------------------------------------------------------------------------------------------------
CORE OPERATING EARNINGS, BEFORE TAXES        (37.4%)       18,325    22,145        29,253        66,020        93,235
---------------------------------------------------------------------------------------------------------------------
Income Taxes from Operations                   8.1%         2,130     1,760         1,970         6,065         5,730
---------------------------------------------------------------------------------------------------------------------
CORE OPERATING EARNINGS, AFTER TAXES         (40.6%)       16,195    20,385        27,283        59,955        87,505
(a) Non-Core Investment Loss                 (55.3%)         (954)        -        (2,136)         (954)       (1,245)
(b) FAC                                          -              -         -             -             -         2,300
(c) Net Provision for Litigation                 -              -         -             -         5,453       (29,500)
(d) Adjustments to Performance-Related
    Compensation                                 -              -         -             -          (709)        4,938
(e) Restructuring Charge                         -              -         -             -        (1,500)            -
(f) Cancelled Start-Up Costs                     -              -         -        (1,259)            -        (5,296)
Realised Gain on Sale of Property                -          1,291         -             -         1,291             -
Impairment of Property                           -         (2,472)        -             -        (2,472)            -
---------------------------------------------------------------------------------------------------------------------
US GAAP NET INCOME                           (41.1%)       14,060    20,385        23,888        61,064        58,702
---------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE(1)
Core Operating Earnings, after Taxes         (39.1%)         0.53      0.65          0.87          1.93          2.78
(a) Non-Core Investment Loss                 (57.1%)        (0.03)        -         (0.07)        (0.03)        (0.04)
(b) FAC                                          -              -         -             -             -          0.07
(c) Net Provision for Litigation                 -              -         -             -          0.17         (0.93)
(d) Adjustments to Performance-Related
    Compensation                                 -              -         -             -         (0.02)         0.16
(e) Restructuring Charge                         -              -         -             -         (0.05)            -
(f) Cancelled Start-Up Costs                     -              -         -         (0.04)            -         (0.17)
Realised Gain on Sale of Property                -           0.04         -             -          0.04             -
Impairment of Property                           -          (0.08)        -             -         (0.08)            -
---------------------------------------------------------------------------------------------------------------------
US GAAP NET INCOME                           (39.5%)         0.46      0.65          0.76          1.96          1.87
---------------------------------------------------------------------------------------------------------------------
DIVIDENDS PER COMMON SHARE(1)                 12.5%          0.27      0.27          0.24          0.81          0.73
RETURN ON EQUITY(2)                       (7.3 pts)           9.9%     12.5%         17.2%         12.3%         18.4%
---------------------------------------------------------------------------------------------------------------------

CONDENSED CONSOLIDATED BALANCE SHEET

Unaudited
                                                       AS AT AND FOR THE QUARTER ENDED
                                       CHANGE FROM
                                       30 SEPTEMBER  30 SEPTEMBER  30 JUNE  30 SEPTEMBER
(IN BD$ MILLIONS)                              2001          2002     2002          2001
----------------------------------------------------------------------------------------
ASSETS
Cash and Deposits with Banks                 (6.9%)     3,555.7    4,013.3       3,818.9
Marketable Securities                        (2.9%)     4,724.2    4,529.7       4,865.7
Loans (net)                                  18.9%      1,663.3    1,714.5       1,398.6
Other Assets                                (19.6%)       291.7      300.7         362.8
----------------------------------------------------------------------------------------
TOTAL ASSETS                                 (2.0%)    10,234.9   10,558.2      10,446.0
----------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Customer Deposits - Demand                   12.0%      5,343.6    5,698.1       4,771.9
                  - Term                    (14.9%)     4,050.1    3,943.0       4,762.0
Other Liabilities                           (33.1%)       180.9      263.9         270.3
Shareholders' Equity                          2.9%        660.3      653.2         641.8
----------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   (2.0%)    10,234.9   10,558.2      10,446.0
----------------------------------------------------------------------------------------
(1)	Prior period per share data have been restated to reflect the 1 for 10 stock dividend paid to shareholders of record on 31 December, 2001.
(2)	Return on average common equity has been calculated using Core Operating Earnings. Quarterly amounts have been annualised based on the average of quarter-end balances. The above 2001 non-core items are explained on the indicated pages in Bank of Bermuda’s December 2001 Annual Report: (a) Pages 25 & 26; (b) Page 25; (c) Page 28; (d) Page 28; (e) Redundancy costs in connection with restructuring of Cayman office; (f) Page 28.

Forward Looking Statements

This third quarter report may be deemed to include forward looking statements in that they do not relate strictly to historical facts. These statements often use words such as “anticipate”, “expect”, “intend”, “believe”, “prospects”, “plan”, “goal”, “may”, or other words of similar meaning. These statements may relate to our future plans, objectives and results and represent only our belief regarding these matters, which, by their very nature, are inherently uncertain and outside our control. Such forward looking statements speak only as of the date they are made and involve certain risks and uncertainties, including worldwide economic conditions; volatility and fluctuations in securities markets, foreign exchange rates, and interest rates; inflation; changes in savings rates and investment behavior; changing pension requirements in target markets; government regulations, including banking regulations; local economic conditions; and competition in the geographic and business areas in which we conduct our operations. These, and other, risks and uncertainties could cause actual results to differ materially from those indicated by forward looking statements. Bank of Bermuda’s 2001 Annual Report includes additional information about factors that could affect actual results in the section entitled “Forward Looking Statements”.

Bank of Bermuda Credit Ratings

Moody’s (March 2002)		Fitch (June 2002)
Issuer Long Term Short Term	A2 A2 P-1	Individual Long Term Short Term	B A+ F1

Standard & Poors (April 2002)
Long Term Short Term	A A-1

Shareholder Information
Inquiries should be addressed to:
Investor Relations
Bank of Bermuda
6 Front Street, Hamilton HM 11, Bermuda
Telephone:  (441) 299-6851
Facsimile:  (441) 299-6559
E-mail:  investor_relations@bankofbermuda.com